FIRST ALLIED SECURITIES, INC.
(SEC I.D. No. 8-46167)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**
**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____
                                             MM/DD/YY                                    MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  First Allied Securities. Inc.

| | OFFICIAL USE ONLY |
|---|---|
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 West Broadway, 12th Floor
                                             (No. and Street)

San Diego                          CA                                                    92101
(City)                                  (State)                                        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Bowman                                                           (619) 881-5262
                                                                 (Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Deloitte & Touche LLP
                      (Name - if individual, state last, first, middle name)

555 W 5th Street, #2700          Los Angeles                   California                   90013
    (Address)                          (City)                          (State)                    (Zip Code)

**CHECK ONE:**

**[X]** Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*
SEC 1410 (06-02)



**OATH OR AFFIRMATION**

I, _Timothy Bowman_ ____________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _First Allied Securities, Inc._ ____________________________, as of December 31 20 18 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

SVP Finance - FINOP

Title

Notary Public

HEATHER N. BARRY
Notary Public . California
San Diego County
Commission # 2150466

This report** contains (check all applicable boxes):

0 (a) Facing Page.
[2] (b) Statement of Financial Condition.
D (c) Statement oflncome (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
D (d) Statement of Changes in Financial Condition.
D (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
D (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
D (j) A Reconciliation, including appropriate explanation of the Computation ofNet Capital Under Rule 15c3-l and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (not required)
0 (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
[2] (l) An Oath or Affirmation.
0 (m) A copy of the SIPC Supplemental Report.
0 (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report oflndependent Registered Public Accounting Firm thereon. (bound separately)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**Deloitte & Touche LLP**
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholder of
First Allied Securities, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of First Allied Securities, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

March 1, 2019

We have served as the Company's auditor since 2016.

**FIRST ALLIED SECURITIES, INC.**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2018**

| ASSETS | | |
|---|---|---|
| Cash and cash equivalents | $ | 21,691,856 |
| Commissions and fees receivable | | 9,900,972 |
| Receivable from clearing broker | | 1,774,039 |
| Other receivables | | 3,684,033 |
| Advisor notes receivable, net of allowance of $1,824,346 | | 4,275,810 |
| Intangible assets, net of accumulated amortization of $3,079,554 | | 746,957 |
| Deferred charges | | 1,012,099 |
| Other assets | | 834,949 |
| **Total assets** | $ | 43,920,715 |
| | | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **LIABILITIES** | | |
| Commissions payable | $ | 10,752,144 |
| Accrued expenses and accounts payable | | 782,625 |
| Related party payable | | 5,450,931 |
| Regulatory and litigation reserve | | 4,858,407 |
| Accrued compensation | | 991,938 |
| Other liabilities | | 319,319 |
| **Total liabilities** | | 23,155,364 |
| | | |
| **COMMITMENTS AND CONTINGENCIES (Note 10)** | | |
| | | |
| **STOCKHOLDER'S EQUITY:** | | |
| Common stock, $0.01 par value; authorized 1,500,000 shares, issued and outstanding 100 shares | | 1 |
| Additional paid-in capital | | 41,468,045 |
| Accumulated deficit | | (20,702,695) |
| Total stockholder's equity | | 20,765,351 |
| | | |
| **Total liabilities and stockholder's equity** | $ | 43,920,715 |

The accompanying notes are an integral part of the statement of financial condition.

**FIRST ALLIED SECURITIES, INC.**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**

**AS OF DECEMBER 31, 2018**

## NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

First Allied Securities, Inc. (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to individuals nationally through independent financial advisors.

The Company is a wholly owned subsidiary of FAS Holdings, Inc. ("FASH") which is a wholly owned subsidiary of First Allied Holding, Inc. ("FAHI"). FAHI is a wholly owned subsidiary of RCS Capital Holdings, LLC ("RCS Holdings"), which is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). On July 15, 2018, Aretec entered into an Agreement and Plan of Merger with GC Two Holdings, Inc. ("GC Two") and GC Two Merger Sub, Inc. On October 1, 2018, GC Two Merger Sub merged with and into Aretec with Aretec surviving the merger and continuing as a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is a wholly owned subsidiary of GC Two.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

### Cash and Cash Equivalents

Cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

### Commissions Receivable and Payable

Commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

### Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

### Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts and accrued reimbursements and allowances from product sponsors.

**Advisor Notes Receivable**

The Company has loans outstanding to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. The Company amortizes the principal balance of the forgivable notes along with accrued interest as commission expense ratably over the contractual term of the notes.  In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due.  If an advisor terminates their arrangement with the Company prior to the forgivable loan maturity date, the Company records both general and specific loan reserves, using an analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluation against actual trends experienced.

**Securities Owned**

Securities owned are recorded on a trade date basis and are stated at fair value. As of December 31, 2018, securities owned of $104,249 are included in other assets. See Note 3 for more information.

**Intangible Assets**

The Company's intangible assets consist of financial advisor relationships. The assets are amortized over remaining useful lives ranging from seven to eight years. Useful lives are determined based on the estimated cash flows and other benefits associated with the use or disposition of the underlying asset or relationship. Impairment testing of intangibles is performed at the individual asset level. Impairment exists when the carrying amount of an intangible asset is not recoverable and exceeds its fair value. An impairment loss is defined as the amount by which the carrying amount of the asset exceeds its fair value. If an impairment loss exists, the carrying amount of the intangible asset is adjusted to a new cost basis. Intangible assets are evaluated for impairment at least annually or more frequently if circumstances indicate that impairment may exist. As of December 31, 2018, the Company had intangible assets of $746,957, net of accumulated amortization of $3,079,554.

**Deferred Charges**

Deferred charges consist of unamortized recruiting and transition allowances provided to the Company's advisors. The recruiting allowances are amortized over the investment program's contract of approximately 13 years while transition allowances are typically amortized over the customer useful life of 4 years. As of December 31, 2018, the Company had unamortized deferred charges of $1,012,099.

**Other Assets**

As of December 31, 2018, other assets primarily consisted of property and equipment (see Note 5) and prepaid expenses.

**Income Taxes**

The Company's financial results are included in a consolidated tax return with Aretec and GC Two. The Company recognizes income tax expense in its financial statements using the separate return method. See Note 6 for more information.

**Recently Issued Accounting Pronouncements**

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which supersedes the guidance in Accounting Standards Codification ("ASC") 840, "Leases." ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use ("ROU") asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Topic 842 was subsequently amended by ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; and ASU 2018-11, Targeted Improvements. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the Statement of Operations. The Company expects to adopt the provisions of this guidance on January 1, 2019 using the modified retrospective approach. The Company believes the most significant effects relate to (1) the recognition of new ROU assets and lease liabilities on the Statement of Financial Condition for operating leases; and (2) providing significant new disclosures about our leasing activities.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which requires entities to measure all expected

credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Entities will use forward-looking information to better form their credit loss estimates. The ASU also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio.  Topic 326 becomes effective for fiscal years beginning after December 15, 2019. The Company will evaluate the impact of Topic 326 on our financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows.  Topic 820 becomes effective for fiscal years beginning after December 15, 2019.  The Company will evaluate the impact of Topic 820 on our financial statements and related disclosures.

## NOTE 3 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

*Level 1* - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

*Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

*Level 3* - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2018 is as follows:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash equivalents - money market funds | | | | |
| Securities owned - recorded in other assets: | | | | |
|   Equity securities | 8,889 | | - | 8,889 |
|   Mutual funds | 95,360 | | - | 95,360 |
|   Total securities owned | 104,249 | - | - | 104,249 |
| | $ 5,223,987 | $ - | $ - | $ 5,223,987 |

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Liabilities:** | | | | |
| Securities sold, not yet purchased - recorded in other liabilities: | | | | |
|   Certificates of deposit | $ - | $ 15,999 | $ - | $ 15,999 |
|   Total | $ - | $ 15,999 | $ - | $ 15,999 |

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded equity securities and mutual funds with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Certificates of deposit are disclosed at book value, which are approximately at fair value and are classified within Level 2.

## NOTE 4 - ADVISOR NOTES RECEIVABLE AND ADVANCES

As of December 31, 2018,Tte Company's advisor notes receivable comprised of forgivable loans of $4,205,069, net of allowance of $1,728,830, and payback loans of $70,741, net of allowance of $95,516.

The Company periodically extends credit to financial advisors in the form of commission advances based on the advisors' ability to generate future commissions. Management maintains an allowance for doubtful amounts using an aging analysis. The aging thresholds and specific percentages used represent management's best estimates of probable losses as of the reporting period end. Included in other assets, outstanding advances due from advisors, net of allowance of $778,404, was $101,692 at December 31, 2018.

## NOTE 5 - PROPERTY AND EQUIPMENT

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Office furniture and equipment, and computer hardware and software are depreciated using the straight-line method over their estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease.

Property and equipment consisted of the following at December 31, 2018:

| | |
|---|---|
| Office furniture | $ 423,378 |
| Leasehold improvements | 294,925 |
| Software | 175,152 |
| Computer systems | 159,941 |
| Finance leases | 119,200 |
| Total property and equipment | 1,172,596 |
|   Less: Accumulated depreciation and amortization | (921,199 |
| Total property and equipment, net | $ 251,397 |

## NOTE 6 - INCOME TAXES

Deferred income tax expense (benefit) results from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income taxes are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance.

The Company assesses the available positive and negative evidence to estimate whether sufficient taxable income will be generated to permit use of existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the prior three year period ended December 31, 2018. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

Based on the Company's evaluation, as of December 31, 2018, a valuation allowance of $4,780,579 has been recorded to recognize the portion of the net deferred tax asset that is more likely than not to be recognized. The amount of the net deferred tax asset considered unrealizable could, however, be adjusted if estimates of future taxable income during the carry forward periods are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The components of the deferred income taxes as of December 31, 2018 were as follows:

| | | |
|---|---|---:|
| **Deferred tax assets** | | |
| Net operating loss carryforward | $ | 2,600,796 |
| Bad debt | | 672,772 |
| Accrued compensation liabilities | | 571,921 |
| Legal reserve | | 461,842 |
| Goodwill | | 407,692 |
| Other | | 495,768 |
| Total deferred tax assets | | 5,210,791 |
| | | |
| **Deferred tax liabilities** | | |
| Intangible liabilities | | (189,110 |
| Other | | (241,102) |
| Total deferred tax liabilities | | (430,212 |
| | | |
| **Net deferred tax asset** | | 4,780,579 |
| Valuation Allowance | | (4,780,579) |
| Net deferred tax assets | $ | - |

As of December 31, 2018, the Company had U.S. federal and state net operating losses of $20.5 million, which will begin to expire in 2033.

Under ASC 740, Income Taxes, a tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

The Company believes that, as of December 31, 2018, it had no uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2018.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2015. The Company's state income tax returns are open to audit under the statute of limitations for 2014 to 2017.

## NOTE 7 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by an internal revenue code section 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial Group ("CFG"), a subsidiary of Aretec. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by CFG. Costs of the plans are allocated to the Company based on rates determined by CFG. The Company had no separate employee benefit plan in 2018 and relied on CFG to cover all eligible employees. All benefits that were paid by CFG were charged back to the Company for reimbursement.

## NOTE 8 - RELATED PARTY TRANSACTIONS

CFG allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors. Such expenses include compensation and benefits, overhead services related to marketing and communication, IT, finance and administration, operations and risk management.

CFG is also the maker on certain notes issued to the Company's advisors. Those notes typically require the payback of principal and interest to CFG over periods of three to four years. The issuance of these notes by CFG is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the attainment of certain production targets.

Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of CFG. As of December 31, 2018, outstanding payables to CFG in connection with these services of $2,755,593 were included in the related party payable balance in the Statement of Financial Condition. As of December 31, 2018, outstanding payables to FAAS of $2,986,492 were included in the related party payable balance in the Statement of Financial Condition.

## NOTE 9 - OFF BALANCE SHEET RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

## NOTE 10 - COMMITMENTS AND CONTINGENCIES

**Legal and regulatory proceedings related to business operations** - The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. Defense costs with regard to legal proceedings are expensed as incurred and classified as other expense within the Statement of Operations. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

We have identified other certain pending matters for which loss is reasonably possible but not currently feasible to reasonably estimate the amount or a range of reasonably possible loss. However, management does not believe, based on currently available information, that the outcomes of such other matters will have a material adverse effect on the Company's financial condition.

**Clearing broker** - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2018, the Company complied with such requirement.

**Compensation and benefits** - The Company recognized $335,818 of compensation expense in 2018 associated with payments to be made under severance agreements. As of December 31, 2018, the Company had outstanding severance payables of $218,109.

## NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2018, the Company had net capital of $6,581,294, which was $6,331,294 in excess of required net capital of $250,000.

## NOTE 12 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

## NOTE 13 - SUBSEQUENT EVENT(S)

On January 22, 2019, the Company settled a litigation dispute related to a known event prior to the date of the financial statements. This exposure was primarily covered by the Company's liability policy. As a result of this settlement, the Company recognized an additional litigation reserve of $1,349,048 and a litigation insurance receivable of $1,346,548 in its Statement of Financial Condition as of December 31, 2018.

The Company has evaluated activity through the date the Statement of Financial Condition was issued and concluded that no other subsequent events have occurred that would require recognition or additional disclosure in the Statement of Financial Condition.

\* \* \* \* \* \*